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                                                       For Immediate Release

                                                       Contact:
                                                       MEDIA
                                                       Kathleen O'Neil
                                                       (847) 938-3895

                                                       FINANCIAL COMMUNITY
                                                       Larry Peepo
                                                       (847) 935-6722

ABBOTT LABORATORIES COMMENCES TENDER OFFER FOR ALL OUTSTANDING SHARES OF VYSIS, INC.


     - ABBOTT AND VYSIS MOVE FORWARD AFTER LAST WEEK'S DEFINITIVE AGREEMENT -

     ABBOTT PARK, Ill., October 31, 2001 - Abbott Laboratories (NYSE:ABT) today announced the commencement of its cash tender offer for all outstanding shares of common stock of Vysis, Inc. (Nasdaq:VYSI) for $30.50 per share. The tender offer is being made pursuant to an Offer to Purchase, dated October 31, 2001, and in connection with the Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott, Rainbow Acquisition Corp., a wholly owned subsidiary of Abbott, and Vysis, which Abbott and Vysis announced on October 24, 2001.

     The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, November 29, 2001, unless the tender offer is extended. The consummation of the tender offer is subject to receipt of at least 51 percent of the Vysis shares (on a fully-diluted basis), expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other conditions specified in the offer documents. Following completion of the tender offer and, if required, receipt of stockholder approval, Abbott intends to consummate a merger in which remaining Vysis stockholders will receive the same cash price per share as paid in the tender offer.


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ABBOTT LABORATORIES COMMENCES TENDER OFFER FOR ALL OUTSTANDING SHARES
OF VYSIS, INC.
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     As part of the transaction with Vysis, Abbott has entered into an agreement with Amoco Technology Company (ATC), an indirect subsidiary of BP America Inc. and owner of approximately 65 percent of the outstanding shares of Vysis, pursuant to which ATC has agreed to tender and not withdraw all of its Vysis shares in the tender offer.

     The Depositary for the tender offer is EquiServe Trust Company, N.A., 150 Royall Street, Canton, MA 02021.

     The Dealer Manager for the tender offer is Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     The Information Agent for the tender offer is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004.

     Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs approximately 70,000 people and markets its products in more than 130 countries. In 2000, the company's sales and net earnings were $13.7 billion and $2.8 billion, respectively, with diluted earnings per share of $1.78. Abbott's news releases and other information are available on the company's Web site at www.abbott.com.



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ABBOTT LABORATORIES COMMENCES TENDER OFFER FOR ALL OUTSTANDING SHARES
OF VYSIS, INC.
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     Vysis is a genomic disease management company that develops, commercializes and markets DNA-based clinical products providing information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. The company has direct sales operations in the United States and Europe; a marketing partnership in Japan with Fujisawa Pharmaceutical Co.; and a worldwide distribution network. Vysis' news releases and other information are available on the company's Web site at www.vysis.com.

ADDITIONAL INFORMATION

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Vysis. The tender offer is being made pursuant to a tender offer statement and related materials. Vysis stockholders are advised to read the tender offer statement and related materials, which will be filed by Abbott with the U.S. Securities and Exchange Commission (SEC). The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement to be filed by Vysis with the SEC will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available at no charge at the SEC's Web site at www.sec.gov.

     The tender offer statement and related materials may be obtained for free by directing a request by mail to Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, NY 10004, or by calling toll-free (800) 223-2064, and may also be obtained from Abbott by directing a request by mail to Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6048, Attn:
Investor Relations, Telephone: (847) 938-5632.

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